SPENDWITH CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spendwith Corp
Lewes, Delaware

We have audited the accompanying financial statements of Spendwith Corporation, which collectively comprise the balance sheets as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Spendwith Corp. as of December 31, 2018, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Andika Powell, CPA
Detroit, Michigan

February 9, 2019

12400 E Seven Mile Rd
Detroit, MI 48205
313-405-6517
ahpowell@pandpcpa.com

SPENDWITH CORP
BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS

Assets:		
Cash and cash equivalents	$	154
Prepaid expenses		125
Deferred tax asset		8,104
Total assets	**$**	**8,383**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	420
Total liabilities		**420**
Stockholders' Equity:		
Common stock		100
Additional paid in capital		44,721
Retained earnings		(36,858)
Total shareholders' equity		**7,963**
Total liabilities and shareholders' equity	**$**	**8,383**

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP
STATEMENT OF INCOME
FOR THE YEAR ENDED DEC 31, 2017 AND DEC 31, 2018

	Year ended December 31, 2018	Year ended December 31, 2017
Operating revenue	$ 1,020	$ -
Operating expenses		
Contract labor	12,717	10,907
Commissions and fees	7,512	4,798
Professional services	275	1,380
Web services	242	800
Supplies	222	3,340
Meals and Entertainment	-	420
Rent expense	24	299
Advertising	1,867	172
Taxes and licenses	726	25
Transportation, parking, and tolls	91	102
Total operating expenses	23,676	22,243
Operating (loss) income	(22,656)	(22,243)
Other income (expense)		
Interest expense	-	(63)
Total other income (expense)	-	(63)
(Loss) income before income tax (benefit) exper	(22,656)	(22,306)
Income tax (benefit) expense	(4,758)	(3,346)
Net (loss) income	$ (17,898)	$ (18,960)

SPENDWITH CORP
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock, Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
Issuance of founders stock	1,831,502	$ 100	$ 44,721	$ -	$ 44,821
Net income (loss)		-	-	(36,858)	(36,858)
Distributions		-	-	-	-
Balance, December 31, 2018	1,831,502	$ 100	$ 44,721	$ (36,858)	$ 7,963

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activites:		
Net loss	$	(17,898)
Increase in deferred tax asset		(4,758)
Decrease in prepaid expenses		240
Decrease in notes receivable		2,683
Increase in accounts payable and accrued expenses		60
Decrease in accrued interest		(63)
Decreases in notes payable		(1,765)
Net cash provided by operating activities		(21,501)
Cash flows from investing activities:		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Net cash used in investing activities		-
Net increase in cash		(21,501)
Cash - beginning of year		21,655
Cash - end of year	$	154

8

SPENDWITH CORP
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Spendwith Corp.'s significant accounting policies consistently applied in the preparation of the accompanying financial statements:

Organizational Purpose:
Spendwith Corp.'s is a social impact company that is continually developing a smartphone application for the purpose of facilitating commerce transactions by culture. Users of the application have the ability to select a cultural group and then sell or buy products and services.

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
For financial statement purposes, Spendwith Corp. defines cash and cash equivalents as checking, money market accounts, petty cash on hand, and all certificates of deposits with an original maturity of three months or less. Spendwith Corp.'s non-interest bearing accounts are subject to limited coverage by the FDIC.

Revenues:
Spendwith Corp. will recognize revenues from advertising, peer to peer payments, and post enhancement transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:
Spendwith Corp. applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is more likely than not that the positions is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3.   ADDITIONAL PAID IN CAPITAL

In October 2017, Spendwith Corp raised $44,721 in a crowdfunding round. The investor funds will provide capital for the expansion of the organization in exchange for equity shares in the firm. As of December 31, 2017, the fundraising company, StartEngine, was still holding $2,683 of the raised funds, which was released in the first quarter of 2018.

NOTE 2.   SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2018 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2018. Management has performed this analysis through February 9, 2018, the date the financial statements were available to be issued.